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STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

December 5, 2019

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 151

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 151 to the Registrant’s registration statement on Form N-1A. PEA No. 151 was filed for the purpose of registering shares of Harbor Mid Cap Fund (the “Fund”), a new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 151.

COMMENT 1:	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

COMMENT 2 :	(Prospectus – Fund Summary – Principal Investment Strategy)

In the Fund’s Principal Investment Strategy section, please revise the definition of “mid cap” to make clear in plain English that the definition includes companies with market capitalizations that reach the upper limit of the capitalization range included in the Russell Midcap® Index and is not limited to companies with market capitalizations of $15 billion.

Response:	As stated in the “Principal Investment Strategy” section, “[t]he Fund defines mid cap companies as those with market capitalizations that fall within the range of the Russell Midcap® Index, provided that if the upper end of the capitalization range of that Index falls below $15 billion, the Fund will continue to define those companies

December 5, 2019 Page 2

with market capitalizations between the upper end of the range of the Index and $15 billion as mid cap companies” (emphasis added). The disclosure then goes on to provide the market capitalization range of the Index as of September 30, 2019 ($918.6 million to $70.5 billion).

The Registrant believes that the definition clearly indicates to investors that the market capitalization range of the Index is the Fund’s default upper limit, and that $15 billion is only the upper limit to the extent the upper end of the capitalization range of the Index falls below $15 billion. By including the market capitalization range as of a recent date, the Registrant has further emphasized that the upper limit is that of the Index ($70.5 billion), rather than the fallback upper limit of $15 billion. Accordingly, the Registrant respectfully declines to make the proposed change.

COMMENT 3:	(Prospectus – Fund Summary – Principal Investment Strategy)
Please enhance the preferred stock risk disclosure to clarify that preferred stock has no voting rights.

Response:

Because the Registrant believes the lack of voting rights to be an attribute of – rather than a risk associated with – preferred stock, the Registrant has included this disclosure as part of a new paragraph under “Additional Information about the Fund’s Investments – Principal Investments.” This paragraph was included in PEA No. 155 filed on November 27, 2019 and is set forth below for reference. As noted in the last sentence, “[p]referred...stock generally carry no voting rights.”

PREFERRED STOCK

Preferred stock generally has a preference as to dividends and upon liquidation over an issuer’s common stock but ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash or in additional shares of preferred stock at a defined rate. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock also may be subject to optional or mandatory redemption provisions and generally carry no voting rights.

December 5, 2019 Page 3

COMMENT 4:	(Prospectus — The Subadviser – EARNEST Partners Mid Capitalization Core Composite Performance Information)

The Staff notes that the disclosure indicates that the EARNEST Partners Mid Capitalization Core Composite (the “Composite”) is comprised of all fee-paying accounts under fully discretionary management by EARNEST Partners that have investment objectives, policies and strategies substantially similar to those of the Fund. Please supplementally confirm that the exclusion of non-fee-paying accounts does not render the performance disclosure misleading. See, e.g., Nicholas-Applegate Mutual Funds (Aug. 6, 1996), at note 3.

Response:	The Registrant confirms that there are no non-fee-paying accounts that are excluded from the Composite.

COMMENT 5:	(Prospectus – The Subadviser – EARNEST Partners Mid Capitalization Core Composite Performance Information)

Please revise the disclosure to reflect that the performance of the Composite is calculated net of all operating expenses (in the introductory text and in the performance table).

Response:

As noted in the response letter filed November 25, 2019, the Fund’s “Total Annual Fund Operating Expenses After Expense Reimbursement” were deducted from the Composite’s gross performance to calculate the related performance net of operating expenses. The Registrant confirms that “Total Annual Fund Operating Expenses After Expense Reimbursement” reflect all operating expenses of the Fund after application of the Fund’s contractual expense limitation arrangement. The Registrant notes that, consistent with Form N-1A requirements, “Other Expenses” are estimated for the current fiscal year.

In connection with the next annual update to the Fund’s registration statement, the Fund will revise the introductory text in this section to state as follows (new language underlined):

To calculate the performance of the EARNEST Composite net of expenses, the Adviser applied the estimated net Fund operating expenses payable by the Retirement, Institutional, Administrative, and Investor Classes of shares of the Fund for the fiscal year ending October 31, 2020, as applicable, as set forth in the “Total Annual Fund Operating Expenses After Expense Reimbursement” line item in the Fund’s fee table in the Fund Summary section.

The Registrant respectfully declines to include “all” expenses or a similar designation in the line items included in the performance table, as the Registrant believes that the

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disclosure above precisely describes the expense information being used while at the same time avoiding the inclusion of unnecessarily long line items in the performance table.

COMMENT 6:	(SAI – The Adviser and Subadvisers – Advisory Fees)

Please disclose the Fund’s advisory fee rate per Item 19(a)(3) of Form N-1A.

Response:	The Registrant notes that the Fund’s advisory fee rate is set forth in the table included in this section in the column titled “Contractual Advisory Fee Annual Rate Based on Average Net Assets.”

COMMENT 7:	(SAI – The Adviser and Subadvisers – Subadvisory Fees)

Please disclose the fee rate payable to the subadviser per Item 19(a)(3) of Form N-1A. Please note that the Staff considers subadvisory fees to be fees payable by a fund, as indicated by a Commission statement in Proposed
Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at
note 22 (the “2003 Release”).

Response:	The Registrant respectfully notes that Item 19(a)(3), by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added). As disclosed in the SAI, the subadviser is paid by the Adviser, and thus the subadvisory fees are not paid by the Fund. Accordingly, based on a plain reading of Form N-1A, disclosure of the subadvisory fee rate is not required. The Registrant further notes that the proposed rule and form amendments set forth in the 2003 Release have not been adopted to date, and the Registrant does not believe that the discussion in that release overrides the explicit language of the form. For these reasons, the Registrant respectfully declines to make the proposed change.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Jodie L. Crotteau

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP